SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMPLIPHI BIOSCIENCES CORPORATION

(Name of Issuer)

AmpliPhi Biosciences Corporation

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

03211P

(CUSIP Number of Class of Securities)

M. Scott Salka

Chief Executive Officer

AmpliPhi Biosciences Corporation

800 East Leigh Street, Suite 209

Richmond, Virginia 23219

(804) 827-2524

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

with copies to:

Stephen Thau

Morrison & Foerster LLP

2000 Pennsylvania Avenue NW

Washington, DC 20006

(202) 887-1500

This statement is filed in connection with (check the appropriate box):

☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule13e-3 (c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Value*	Amount of Filing Fee**
$210.88	$0.03

*	Calculated solely for the purpose of determining the filing fee. The calculation of the Transaction Value assumes the acquisition of approximately 1,318 shares of common stock for an estimated $0.16 per share (the closing price of the Company’s common stock on May 29, 2015) in cash in lieu of the issuance of fractional shares expected to be created by the proposed reverse stock split assuming a the reverse stock split is effected using the maximum possible ratio of one-for-fifty.

**	Determined pursuant to Rule 0-11(b)(1) by multiplying the Transaction Value by 0.00012280.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A

Form or Registration No.: N/A	Date Filed: N/A

INTRODUCTION

This Rule 13E-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed by AmpliPhi Biosciences Corporation (the “Company”) in connection with a proposed reverse stock split (the “Reverse Stock Split”) of the Company’s shares of common stock, par value $0.01 per share (the “Common Stock”).

On May 15, 2015, the Company previously filed a preliminary proxy statement on Schedule 14A (the “Proxy Statement”) pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). A copy of the Proxy Statement is attached hereto as Exhibit A. The information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined herein have the meanings given to them in the Proxy Statement.

Notwithstanding the filing of this Schedule 13E-3, although the Reverse Stock Split may have a reasonable likelihood of making the Company eligible to terminate registration under Rule 12g-4 of the Exchange Act, the Reverse Stock Split is not being effected for that purpose. Rather, as discussed in the Proxy Statement, the purpose of the Reverse Stock Split is to facilitate the listing of the Company’s Common Stock on a national securities exchange.

All references to subsections in the items below are to the subsection of the applicable Item in Regulation M-A.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the captions “Proposal No. 4 – Authorization of Reverse Stock Split” and “– Purpose and Background of the Reverse Stock Split” is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address. The name of the Company is AmpliPhi Biosciences Corporation. The Company’s principal executive offices are located at 800 East Leigh Street, Suite 209, Richmond, Virginia 23219.

(b) Securities. The information set forth in the Proxy Statement under the caption “Proposal No. 4 – Authorization of Reverse Stock Split – Purpose and Background of the Reverse Stock Split” and “– Principal Effects of the Reverse Stock Split on Common Stock; No Fractional Shares” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in Item 5 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 (the “2014 10-K”) is incorporated herein by reference.

(d) Dividends. The information set forth in Item 5 of the 2014 10-K is incorporated herein by reference.

(e) Prior Public Offerings. None.

(f) Prior Stock Purchases. None.

Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003(a)-(c)

(a) Name and Address. The name of the Company is AmpliPhi Biosciences Corporation. The Company’s principal executive offices are located at 800 East Leigh Street, Suite 209, Richmond, Virginia 23219.

(b) Business and Background of Entities. The information set forth in Item 1 of the 2014 10-K is incorporated herein by reference.

(c) Business and Background of Natural Persons. Not applicable.

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004(a) and (c)-(f)

(a) Material Terms. The information set forth in the Proxy Statement under the captions “Proposal No. 4 – Authorization of Reverse Stock Split – Purpose and Background of the Reverse Stock Split,” “– The Reverse Stock Split May Not Result in an Increase in the Per Share Price of Our Common Stock; There Are Other Risks Associated with the Reverse Stock Split,” “– Principal Effects of the Reverse Stock Split on Market for our Common Stock,” “– Principal Effects of the Reverse Stock Split on Common Stock; No Fractional Shares,” “– Principal Effects of the Reverse Stock Split on Outstanding Options and Warrants,” “– Principal Effects of the Reverse Stock Split on Outstanding Preferred Stock,” “– Principal Effects of the Reverse Stock Split on Legal Ability to Pay Dividends,” “– Accounting Matters,” “– Potential Anti-Takeover Effect,” “– Procedure for Effecting the Reverse Stock Split; Exchange of Stock Certificates; Payment for Fractional Shares,” “– No Dissenters’ Rights,” and “– Federal Income Tax Consequences of the Reverse Stock Split; Rule 144” is incorporated herein by reference.

(c) Different Terms. The information set forth in the Proxy Statement under the captions “Proposal No. 4 – Authorization of Reverse Stock Split – Purpose and Background of the Reverse Stock Split” and “– Principal Effects of the Reverse Stock Split on Common Stock; No Fractional Shares” is incorporated herein by reference.

(d) Appraisal Rights. Not applicable.

(e) Provisions for Unaffiliated Security Holders. None.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005(a)-(c) and (e)

(a) Transactions. The information set forth in the Proxy Statement under the caption “Certain Relationships and Related Party Transactions” is incorporated herein by reference.

(b) Significant Corporate Events. Not applicable.

(c) Negotiations or Contacts. The information set forth in the Proxy Statement under the caption “Certain Relationships and Related Party Transactions” is incorporated herein by reference.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the caption “Certain Relationships and Related Party Transactions” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006(b) and (c)(1) through (c)(8)

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the captions “Proposal No. 4 – Authorization of Reverse Stock Split – Purpose and Background of the Reverse Stock Split” is incorporated herein by reference.

(c) Plans.

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

(4) Not applicable.

(5) Not applicable.

(6) Not applicable.

(7) As a result of the Reverse Stock Split, the Company may become eligible for termination of registration or suspension of its reporting obligations under the Exchange Act, but the Company does not intend to terminate registration or suspend its reporting obligations in connection with the Reverse Stock Split.

(8) As a result of the Reverse Stock Split, the Company may become eligible for termination of registration or suspension of its reporting obligations under the Exchange Act, but the Company does not intend to terminate registration or suspend its reporting obligations in connection with the Reverse Stock Split.

(9) Not applicable.

(10) Not applicable.

Item 7.	Purposes, Alternatives, Reasons and Effects.

Regulation M-A Item 1013

(a) Purposes. The information set forth in the Proxy Statement under the caption “Proposal No. 4 – Authorization of Reverse Stock Split – Purpose and Background of the Reverse Stock Split” is incorporated herein by reference.

(b) Alternatives. The information set forth in the Proxy Statement under the captions “Proposal No. 4 – Authorization of Reverse Stock Split – Purpose and Background of the Reverse Stock Split” and “Proposal No. 5 – Amendment to Amended and Restated Certificate of Incorporation to Increase Number of Authorized Shares of Common Stock” is incorporated herein by reference.

(c) Reasons. The information set forth in the Proxy Statement under the caption “Proposal No. 4 – Authorization of Reverse Stock Split – Purpose and Background of the Reverse Stock Split” is incorporated herein by reference.

(d) Effects. The information set forth in the Proxy Statement under the captions “Proposal No. 4 – Authorization of Reverse Stock Split – Purpose and Background of the Reverse Stock Split,” “– The Reverse Stock Split May Not Result in an Increase in the Per Share Price of Our Common Stock; There Are Other Risks Associated with the Reverse Stock Split,” “– Principal Effects of the Reverse Stock Split on Market for our Common Stock,” “– Principal Effects of the Reverse Stock Split on Common Stock; No Fractional Shares,” “– Principal Effects of the Reverse Stock Split on Outstanding Options and Warrants,” “– Principal Effects of the Reverse Stock Split on Outstanding Preferred Stock,” “– Principal Effects of the Reverse Stock Split on Legal Ability to Pay Dividends,” “– Accounting Matters,” “– Potential Anti-Takeover Effect,” “– Procedure for Effecting the Reverse Stock Split; Exchange of Stock Certificates; Payment for Fractional Shares,” “– No Dissenters’ Rights,” and “– Federal Income Tax Consequences of the Reverse Stock Split; Rule 144” is incorporated herein by reference.

Item 8.	Fairness of the Transaction.

Regulation M-A Item 1014

(a) Fairness. The information set forth in the Proxy Statement under the caption “Proposal No. 4 – Authorization of Reverse Stock Split” is incorporated herein by reference.

(b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the captions “Proposal No. 4 – Authorization of Reverse Stock Split – Purpose and Background of the Reverse Stock Split,” “– The Reverse Stock Split May Not Result in an Increase in the Per Share Price of Our Common Stock; There Are Other Risks Associated with the Reverse Stock Split,” “– Principal Effects of the Reverse Stock Split on Market for our Common Stock,” “– Principal Effects of the Reverse Stock Split on Common Stock; No Fractional Shares,” “– Principal Effects of the Reverse Stock Split on Outstanding Options and Warrants,” “– Principal Effects of the Reverse Stock Split on Outstanding Preferred Stock,” “– Principal Effects of the Reverse Stock Split on Legal Ability to Pay Dividends,” “– Accounting Matters,” “– Potential Anti-Takeover Effect,” “– Procedure for Effecting the Reverse Stock Split; Exchange of Stock Certificates; Payment for Fractional Shares,” “– No Dissenters’ Rights,” and “– Federal Income Tax Consequences of the Reverse Stock Split; Rule 144” is incorporated herein by reference.

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the caption “Proposal No. 4 – Authorization of Reverse Stock Split” is incorporated herein by reference.

(d) Unaffiliated Representative. Not applicable.

(e) Approval of Directors. The information set forth in the Proxy Statement under the caption “Proposal No. 4 – Authorization of Reverse Stock Split” is incorporated herein by reference.

(f) Other Offers. Not applicable.

Item 9.	Reports, Opinions, Appraisals and Negotiations.

Regulation M-A Item 1015

(a) Report, Opinion or Appraisal. Not applicable.

(b) Preparer and Summary of the Report, Opinion or Appraisal. Not applicable.

(c) Availability of Documents. Not applicable.

Item 10.	Source and Amounts of Funds or Other Consideration.

Regulation M-A Item 1007

(a) Source of Funds. The information set forth in the Proxy Statement under the caption “Proposal No. 4 – Authorization of Reverse Stock Split – Principal Effects of the Reverse Stock Split on Common Stock; No Fractional Shares” is incorporated herein by reference.

(b) Conditions. The information set forth in the Proxy Statement under the caption “Proposal No. 4 – Authorization of Reverse Stock Split – Principal Effects of the Reverse Stock Split on Common Stock; No Fractional Shares” is incorporated herein by reference.

(c) Expenses. The information set forth in the Proxy Statement under the caption “Proposal No. 4 – Authorization of Reverse Stock Split – Principal Effects of the Reverse Stock Split on Common Stock; No Fractional Shares” is incorporated herein by reference.

(d) Borrowed Funds. The information set forth in the Proxy Statement under the caption “Proposal No. 4 – Authorization of Reverse Stock Split – Principal Effects of the Reverse Stock Split on Common Stock; No Fractional Shares” is incorporated herein by reference.

Item 11.	Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a) Security Ownership. The information set forth in the Proxy Statement under the captions “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b) Securities Transactions. Not applicable.

Item 12.	The Solicitation or Recommendation.

Regulation M-A Item 1012(d) and (e)

(d) Intent to Tender or Vote in Going-Private Transaction. The information set forth in the Proxy Statement under the caption “Proposal No. 4 – Authorization of Reverse Stock Split” is incorporated herein by reference.

(e) Recommendations of Others. Not applicable.

Item 13.	Financial Statements.

Regulation M-A Item 1010(a)-(b)

(a) Financial Statements. The information set forth in Item 8 of the 2014 10-K is incorporated herein by reference.

(b) Pro Forma Information. The information set forth in the Proxy Statement under the caption “Proposal No. 4 – Authorization of Reverse Stock Split – Accounting Matters” is incorporated herein by reference.

In addition, as previously disclosed, the warrants issued in connection with our March 2015 private placement are exercisable beginning on the later of (i) the first anniversary of the date of issuance and (ii) the date AmpliPhi effects a reverse stock split or increases the number of authorized shares of common stock, in either case in an amount sufficient to permit the exercise in full of the warrants issued in this offering. The warrants further provide that if a reverse stock split or share increase occurs before the first anniversary, the warrants will be exercisable at that time. As a result of the Reverse Stock Split, the warrants will become exercisable at the Effective Time and will be reclassified from liability instruments to equity instruments, which we expect to result in a $6.7 million reduction of certain balance sheet liabilities associated with these warrants and a corresponding increase to Stockholders’ equity (deficit) of the same amount as reflected on our consolidated balance sheets at March 31, 2015.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. Not applicable.

(b) Employees and Corporate Assets. Not applicable.

Item 15.	Additional Information.

Regulation M-A Item 1011(b) and (c)

(b) Executive Compensation. The information set forth in the Proxy Statement under the caption “Executive Compensation” is incorporated herein by reference.

(c) Other Material Information. The information set forth in the Proxy Statement, including the annexes thereto, and each exhibit hereto, is incorporated herein by reference.

Item 16.	Exhibits.

Regulation M-A Item 1016(a)-(d), (f) and (g)

(a) Preliminary Proxy Statement on Schedule 14A (incorporated herein by reference to the Company’s Schedule 14A filed with the SEC on May 15, 2015).

(b) Not applicable.

(c) Not applicable.

(d) Not applicable.

(f) Not applicable.

(g) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 2, 2015	AMPLIPHI BIOSCIENCES CORPORATION

	By:	/s/ David E. Bosher
	Name:	David E. Bosher
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)	Preliminary Proxy Statement on Schedule 14A (incorporated herein by reference to the Company’s Schedule 14A filed with the SEC on May 15, 2015).